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                            March 28, 2024

       Dean Huge
       Chief Executive Officer
       Innovation Beverage Group Ltd
       29 Anvil Road
       Seven Hills, NSW 2147
       Australia

                                                        Re: Innovation Beverage
Group Ltd
                                                            Amendment No. 24 to
Registration Statement on Form F-1
                                                            File No. 333-266965
                                                            Filed March 27,
2024

       Dear Dean Huge:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 24 to Registration Statement on Form F-1

       Capitalization , page 44

   1.                                                   Please address the
following items.

                                                              Tell us how you
arrived at the 811,075 shares, as the total share issuances since July
                                                            1, 2023 and through
March 27, 2024, instead appear to be 761,075 ordinary shares based on the
history of share capital and recent sales of unregistered securities, as disclosed on pages
103 and II-3, respectively. Please revise or explain the 50,000 share difference.
It might be useful to provide a reconciliation within a footnote.
                                                              Please ensure
your pro forma ordinary shares ($6,579,855) is computed accurately. It might be useful to
provide a reconciliation within a footnote.
                                                              Explain why the
pro forma accumulated deficit would not be impacted by certain ordinary share
issuances which occurred since July 1, 2023, as disclosed on pages
 Dean Huge
FirstName
Innovation LastNameDean
           Beverage GroupHuge
                          Ltd
Comapany
March      NameInnovation Beverage Group Ltd
       28, 2024
March2 28, 2024 Page 2
Page
FirstName LastName
              103 and II-3. It might be useful to provide a reconciliation within a footnote.
                We note the capitalization table is nine months old, as of June 30, 2023. Tell us the consideration given to providing a more updated Capitalization table as of a date no earlier than 60 days prior to the most recent amendment date. Refer to Item 3.B. of the Form 20-F.

Dilution, page 46

2. Refer to the second paragraph on page 46 and provide us with your computation of pro forma net tangible book value, and related per share amount, as of June 30, 2023, which gives effect to the issuance of 811,075 ordinary shares. Similarly, for the third paragraph, provide us with your computation of pro forma as adjusted net tangible book value and related per share amount, after giving effect to the sale of 1,250,000 units.

History of Share Capital, page 102

3. We note the disclosures on page 103 and also under Recent Sales of Unregistered
         Securities on page II-3 that on February 27, 2024 you issued an aggregate of 219,915 ordinary shares to two employees with an aggregate value of USD$434,839, and on
         March 27, 2024 you issued an aggregate of 117,083 ordinary shares to two employees with an aggregate value of USD$234,166. It appears that the aforementioned transactions
         (issued at USD$2.00 per share) were issued at a significant discount to your IPO Unit offering price of $4.125 per unit. Please address the following items.
             If applicable, tell us why you believe these share issuances are not below the fair market value of the your pending IPO.
             Revise your disclosure (e.g., within recent developments on page 13, footnotes to your capitalization table on pages 44-45, and elsewhere in the registration statement, as necessary) to explain how you will account for the per share price difference in your financial statements, such as additional compensation expense pursuant to ASC
              718.


       Please contact Beverly Singleton at 202-551-3328 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Evan Ewing at 202-551-5920 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
 Dean Huge
Innovation Beverage Group Ltd
FirstName
March 28, 2024 LastNameDean Huge
Comapany
Page    3      NameInnovation Beverage Group Ltd
March 28, 2024 Page 3
cc:       Darrin M. Ocasio
FirstName LastName